Exhibit 99.1

Media Release

Planegg/Munich, Germany, July 10, 2018

MorphoSys Announces its Licensee Janssen has Initiated a

Phase 2/3 Program (GALAXI) to Evaluate Tremfya® (Guselkumab)

in Crohn’s Disease

MorphoSys AG (FSE: MOR; Prime Standard Segment, TecDAX; NASDAQ: MOR) announced today that its licensee Janssen Research & Development, LLC, part of the Janssen Pharmaceutical Companies of Johnson & Johnson (Janssen), has initiated a pivotal phase 2/3 clinical program to evaluate the efficacy and safety of Tremfya® (guselkumab) in the treatment of patients with moderately to severely active Crohn’s disease. Expected to enroll approximately 2,000 patients, the program, which is named GALAXI, consists of three separate studies, a phase 2 study (GALAXI 1), followed by two phase 3 studies (GALAXI 2 and GALAXI 3).

Tremfya® is a fully human anti-IL-23 monoclonal antibody developed by Janssen, and was generated utilizing MorphoSys’s proprietary HuCAL antibody technology.

In connection with the start of the GALAXI program, MorphoSys will receive two milestone payments from Janssen. Financial details were not disclosed.

Dr. Markus Enzelberger, Chief Scientific Officer of MorphoSys AG, said: “We are very pleased that our licensee Janssen has started a pivotal phase 2/3 development program in Crohn’s disease, a severe illness where significant unmet needs exist despite the availability of some effective therapies. If successful, this could result in a further expansion of the therapeutic range of Tremfya®.”

Crohn’s disease is a type of inflammatory bowel disease (IBD) affecting any part of the gastrointestinal tract. In addition to the clinical development in Crohn’s disease, Tremfya® is currently being investigated in two phase 3 trials in psoriatic arthritis. Tremfya® has been approved in the U.S., Canada, the European Union, and several other countries for the treatment of plaque psoriasis and in Japan for the treatment of both psoriasis and psoriatic arthritis.

More information about Tremfya® (guselkumab) clinical studies is available on clinicaltrials.gov.

About Crohn’s disease

Crohn’s disease is a chronic inflammatory bowel disease (IBD) characterized by inflammation of the digestive, or gastrointestinal (GI) tract affecting about 700,000 people in the U.S. Crohn’s disease can affect any part of the GI tract, from the mouth to the anus, but it is more commonly found at the end of the small intestine. The disease can also affect eyes, the skin and joints. Currently, there is no cure for Crohn´s disease. Though the exact cause of the disease is unknown, genes, the immune system and environmental factors are all believed to play a role in the onset of the disease.

About MorphoSys

MorphoSys is a late-stage, biopharmaceutical company devoted to the development of innovative and differentiated therapies for patients suffering from serious diseases. Based on its technological leadership in generating antibodies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 28 are currently in clinical development. This broad pipeline spans MorphoSys’s two business segments: Proprietary Development, in which the Company invests in product candidates for its own account, and Partnered Discovery, in which product candidates are developed exclusively for a variety of Pharma and Biotech partners. In 2017, Tremfya® (guselkumab), marketed by Janssen, became the first therapeutic antibody based on MorphoSys’s proprietary technology to receive marketing approval for the treatment of moderate to severe plaque psoriasis in the United States, the European Union and Canada. MorphoSys is listed on the Frankfurt Stock Exchange and on the U.S. stock exchange Nasdaq, under the symbol MOR. For regular updates about MorphoSys, visit http://www.morphosys.com.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma® and LanthioPep® are registered trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc.

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, expectations regarding a pivotal clinical development program of Tremfya® in Crohn’s disease and milestone payments received on the start of a clinical development program of Tremfya® in Crohn’s disease, the further clinical development of Tremfya® including the treatment of psoriatic arthritis and the possible further expansion of the therapeutic range of Tremfya®. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys’ expectations regarding a pivotal clinical development program of Tremfya® in Crohn’s disease and milestone payments received on the start of a clinical development program of Tremfya® in Crohn’s disease, the further clinical development of Tremfya® including the treatment of psoriatic arthritis and the possible further expansion of the therapeutic range of Tremfya® may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys’ reliance on collaborations with third parties and other risks indicated in the risk factors included in MorphoSys’s Registration Statement on Form F-1 and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys AG

Alexandra Goller

Associate Director Corporate Communications & IR

Jochen Orlowski

Associate Director Corporate Communications & IR

Dr. Claudia Gutjahr-Loeser

Investor Relations Officer

Tel: +49 (0) 89 / 899 27-404

investors@morphosys.com